FORM C-AR

Pigeonly, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pigeonly, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.pigeonly.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form

C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pigeonly, Inc. (the "Company") is a Delaware Corporation, formed on June 18, 2013.

The Company is located at 701 Bridger Ave, Suite 690, Las Vegas, NV 89101.

The Company's website is www.pigeonly.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company provides low-cost inmate communications services to people who have an incarcerated loved one. The company charges a subscription fee for its services which its clients have the option to pay monthly, quarterly, semi-yearly or yearly.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business

information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alfonzo Brooks, Founder and CFLO, and Frederick Hutson, Founder and CEO of the Company. The Company has employment agreements with Alfonzo Brooks and Frederick Hutson and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Alfonzo Brooks and Frederick Hutson or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alfonzo Brooks and Frederick Hutson who are the Founders of the Company. The Company has employment agreements with Alfonzo Brooks and Frederick Hutson although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alfonzo Brooks and Frederick Hutson or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new services to meet those changes, and respond to competitive innovation.

Consumer preferences our services change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer services that appeal to consumer preferences. If we do not offer services that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved services to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our services could decrease, which could materially and adversely affect our sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new services. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these services. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patent or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, and disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property right on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes,

respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high-quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for testing our server solutions is challenging. Occasionally, our design may fail to deliver products of the quality that our customers require. For example, a coding error may result in our product malfunctioning or being offline. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

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We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company provides low-cost inmate communications services to people who have an incarcerated loved one. The company charges a subscription fee for its services which its clients have the option to pay monthly, quarterly, semi-yearly or yearly.

Business Plan

The Company is committed to bringing the best user experience to its customers through an affordable, simple to use website that helps people stay in touch with their incarcerated loved ones. The Company's business strategy leverages its unique insight into the inmate services market to develop and design a platform that meets the needs of our user base while also satisfying prison institutions security requirements. Specifically, the Company's consumer-facing platform lowers the cost of expensive prison calls and allows people to send their inmate photos, greeting cards, postcards and other paper products right from a cell phone, tablet or computer.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Pigeonly Talk time	Lowers the cost of expensive prison phone calls by providing customers with a low-cost VoIP phone number that automatically connects all the inmates phone calls to the customer's cell phone or landline	People who have an incarcerated loved one.
Pigeonly Photos	Allows users to send high-quality, print photos from customer's mobile phone, computer, or Facebook. The photos are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.
Pigeonly Postcards	Allows customers to create and send an inmate unique, printed postcards with their favorite photos. They can add a personalized message and even include a short video.	People who have an incarcerated loved one.
Pigeonly Letters	Allows customers to type and send messages to their inmate right from their cell phone, computer/ Letters are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.
Pigeonly Greeting Cards	Allows customers to create customized greeting cards that they can send to their inmate. Cards are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.
Pigeonly Articles	Allows customers to send online articles or webpages at the touch of a button. The web pages are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer 6 consumer-facing products and 1 government facing product and are hoping to expand our offerings by the end of this year.

We offer our products and services directly to the consumer via our online website.

Competition

The Company's primary competitors are Inmate Aid, Cons Call Home, and Prison Call Connect.

We face significant competition from many companies that compete directly and indirectly with us with respect to the services we provide. We compete with other small and large service providers that offer the same or similar products and services. Some of our indirect competitors have significantly greater financial, marketing, personnel and other resources than we do, however, unlike Pigeonly many of our competitors have a poor online reputation and limited name recognition. Our success depends on strong brand recognition and price to value performance, backed by a strong customer service satisfaction reputation.

Supply Chain and Customer Base

Although our consumables and supplies essential to the Company's business are generally available from multiple sources, we get better pricing dealing with single or limited vendors.

Our customers are the family and friends of people who are incarcerated / currently serving time in prison.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5054977	IC 009. US 021 023 026 0036 038. G & S: Downloadable mobile application that allows users to upload and	Pigeonly	December 12, 2013	October 4, 2016	United States of America

	edit digital images and purchase prints of the digital images for delivery to others. IC 035. US 100 101 102 G & S:Providing a web-based online portal that allows customers to register for telephone, electronic mail and video conferencing services. 101 104. G & S: Providing voice over Internet Protocol (VOIP) services accessed by means of an access number; providing Voice over Internet Protocol (VOIP) services where a local phone number in a customer's calling area is linked with a long-distance phone number via means of call forwarding;				

	Providing text messaging services: Providing e-mail services: Providing a web-based online portal that allows users to send and receive electronic mail. TC 040. US l 00 103 106. G & S: Digital photo printing services. IC 042. US 100 101.G&S: Providing a web site that gives computer users the ability to upload and cdit digital images and purchase prints of the digital images for delivery to others; Providing a website featuring on-line non-downloadable software that enables users to access databases and onlinc directories providing information regarding				

	correctional facilities and those held there.				

Governmental/Regulatory Approval and Compliance

We are subject to federal, state and local laws and regulations. Typically, licenses, permits, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 701 Bridger Ave, Suite 690, Las Vegas, NV 89101

The Company has customers all over the world and operates out of Nevada.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Frederick Hutson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO and Director, June 2013 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO and Director, June 2013 to present.

Education

No formal education after high school.

Name

Rashid Galadanci

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, March 2017 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal at The Social Entrepreneur fund, March 2014 to present.

Education

B.A. from Dartmouth College in political economy of emerging markets.

Name

Benjamin Todd Jealous

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, November 2014 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Benjamin Todd Jealous is the former president and CEO of the NAACP

Education

B.A. in Political Science from Columbia University.

Name

Erik Moore

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, November 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and Managing Director of Base Ventures, June 2012 to present.

Education

B.A. from Dartmouth College, and dual graduate degrees---an M.B.A. from the Wharton School and an M.A. in International Studies-French from the Lauder Institute of Management and International Studies at the University of Pennsylvania

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alfonzo Brooks

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Head of Finance, June 2020 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Fulfillment and Logistics Officer of Pigeonly, June 2013 to June 2020.

Education

AA General Studies, AAS Avionic Systems Technology Community College of the Air Force

Name

Frederick Hutson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO and Director, June 2013 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO and Director, June 2013 to present.

Education

No formal education after high school.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees in Nevada, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	2,500,000
Voting Rights	Yes (Class A Common Stock have super voting right, which are 7:1 in comparison to all other voting stock.)
Anti-Dilution Rights	No

Type of security	Class B Common Stock
Amount outstanding	2,915,468
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Series AA Preferred Stock
Amount outstanding	4,892,871
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	172,647
Voting Rights	No
Anti-Dilution Rights	No

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,455,000
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	U.S. Eagle Federal Credit Union
Amount outstanding	$3,075,000.00
Interest rate and payment schedule	"Prime Rate" + 2.75% $34,138.80 every month
Amortization schedule	
Describe any collateral or security	N/A
Maturity date	August 13, 2030
Other material terms	N/A

The total amount of outstanding debt of the company is $3,075,000.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	2,485,000	$2,485,000.00	Business Development	April 29, 2015	Regulation D
SAFE (Simple Agreement for Future Equity)	100,000	$100,000.00	Business Development	February 17, 2015	Regulation D
SAFE (Simple Agreement for Future Equity)	817,500	$817,500.00	Business Development	January 26, 2017	Regulation D
SAFE (Simple Agreement for Future Equity)	172,647	$172,647.00	Business Development	March 30, 2018	Regulation CF
SAFE (Simple Agreement for Future Equity)	1,455,000	$1,455,000.00	Business Development	November 7, 2019	Regulation D

Ownership

The Company is broadly held amongst 42 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Frederick Hutson	28.3%
Alfonzo Brooks	24.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve profitability in the next 12 months by increasing its investments in online and offline marketing efforts to target potential customers that have loved ones incarcerated in Federal, State and County jails.

Liquidity and Capital Resources

On March 30, 2018 the Company conducted an offering pursuant to Regulation CF and raised $172,647.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Frederick Hutson
(Signature)

Frederick Hutson
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Frederick Hutson
(Signature)

Frederick Hutson
(Name)

Founder and CEO
(Title)

4/29/21
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Frederick Hutson, being the founder of Pigeonly, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Frederick Hutson
(Signature)

Frederick Hutson
(Name)

Founder and CEO
(Title)

4/29/21
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Pigeonly, Inc.
Balance Sheet
As of December 31, 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020
ASSETS												
Current Assets												
Bank Accounts												
10000 Cash												
10060 Wells Fargo Savings-0825	595.66	2,924.53	162.47	-101.14	-441.69	-2,016.17	-2,970.63	5,487.77	2,234.97	-1,867.86	9.99	8,704.12
10070 Wells Fargo Market Rate Savings - 9572	125.87	299.00	659.19	1,596.24	3,873.21	6,106.75	13,835.07	211,311.27	4,537.72	214,580.51	260,188.60	358,231.00
10080 Stripe Reserves	0.00	4.55	6,184.11	18,138.72	2,436.99	438.86	-1,863.66	2,775.65	1,029.44	4,171.52	11,183.04	11,183.04
10085 EMS Reserves	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
10090 Divvy Reserves	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	0.00	0.00	0.00	100,000.00	100,000.00	100,000.00
10100 PayPal	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
10120 Wells Fargo CC Collateral	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
10480 Approved Pending Payments	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 10000 Cash	$ 100,721.53	$ 103,228.08	$ 107,005.77	$ 119,633.82	$ 105,868.51	$ 104,529.44	$ 9,000.78	$ 219,574.69	$ 7,802.13	$ 316,884.17	$ 371,381.63	$ 478,118.16
Bill.com Money Out Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	$ 100,721.53	$ 103,228.08	$ 107,005.77	$ 119,633.82	$ 105,868.51	$ 104,529.44	$ 9,000.78	$ 219,574.69	$ 7,802.13	$ 316,884.17	$ 371,381.63	$ 478,118.16
Accounts Receivable												
11000 Accounts Receivable (A/R)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Accounts Receivable	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Other Current Assets												
11500 Deposits in Transit	19,756.93	0.00	2,615.95	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
13000 Prepaids - Software	9,398.66	5,953.32	2,507.98	2,229.31	1,950.64	1,671.97	1,393.30	1,114.63	835.96	557.29	278.62	0.00
13000-3 Prepaids - System Monitoring	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
13000-4 Prepaids - Employee Parking	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
13000-5 Prepaids - Virtual Office	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
13000-6 Prepaids-Other	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 13000 Prepaids - Software	$ 9,398.66	$ 5,953.32	$ 2,507.98	$ 2,229.31	$ 1,950.64	$ 1,671.97	$ 1,393.30	$ 1,114.63	$ 835.96	$ 557.29	$ 278.62	$ 0.00
13001 Prepaids - Rent	5,096.83	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	8,948.80	0.00	0.00
13500 Employee Advances	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14100 Security Deposits												
14110 Juhl Unit 125	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14120 Juhl - Unit 123	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14140 Juhl Unit 503	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14150 Juhl Unit 455	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14160 Juhl Unit 161	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14170 Bonneville-Unit 1404	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00
14180 Juhl Unit 1407	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00	4,780.00
14190 2252 Pama Lane										40,389.76	40,389.76	40,389.76
Total 14100 Security Deposits	$ 8,780.00	$ 8,780.00	$ 8,780.00	$ 8,780.00	$ 8,780.00	$ 8,780.00	$ 8,780.00	$ 8,780.00	$ 8,780.00	$ 49,169.76	$ 49,169.76	$ 49,169.76
Total Other Current Assets	$ 43,032.42	$ 14,733.32	$ 13,903.93	$ 11,009.31	$ 10,730.64	$ 10,451.97	$ 10,173.30	$ 9,894.63	$ 9,615.96	$ 58,675.85	$ 49,448.38	$ 49,169.76
Total Current Assets	$ 143,753.95	$ 117,961.40	$ 120,909.70	$ 130,643.13	$ 116,599.15	$ 114,981.41	$ 19,174.08	$ 229,469.32	$ 17,418.09	$ 375,560.02	$ 420,830.01	$ 527,287.92
Fixed Assets												
15000 Fixed Assets												
15100 Furniture and Fixtures	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15199 Furniture and Fixtures - AD	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

15200 Equipment	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38	72,052.38
15299 Equipment - AD	-61,795.74	-62,643.84	-63,427.88	-64,211.92	-64,995.96	-65,780.00	-66,564.04	-67,348.08	-68,132.12	-68,916.16	-69,700.20	-70,484.24
15300 Computer Equipment	62,869.17	62,869.17	62,869.17	62,869.17	62,869.17	62,869.17	62,869.17	69,913.50	69,913.50	72,839.60	72,839.60	72,839.60
15399 Computer Equipment- AD	-52,061.19	-52,473.10	-52,885.01	-53,296.92	-53,708.83	-54,120.74	-54,532.65	-55,140.23	-55,747.81	-56,436.68	-57,125.55	-57,733.13
15400 Leasehold Improvements	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15499 Leasehold Improvements - AD	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 15000 Fixed Assets	$ 21,064.62	$ 19,804.61	$ 18,608.66	$ 17,412.71	$ 16,216.76	$ 15,020.81	$ 13,824.86	$ 19,477.57	$ 18,085.95	$ 19,539.14	$ 18,066.23	$ 16,674.61
Total Fixed Assets	$ 21,064.62	$ 19,804.61	$ 18,608.66	$ 17,412.71	$ 16,216.76	$ 15,020.81	$ 13,824.86	$ 19,477.57	$ 18,085.95	$ 19,539.14	$ 18,066.23	$ 16,674.61
Other Assets												
16000 Other Assets												
16100 Fotopigeon Assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
16110 Immate Searching Patent	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00	3,102.00
16120 Telepigeon Trademark	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00	4,729.00
16140 Pigeon.ly Trademark	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00	2,531.00
16150 Acquired Customer List	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
16160 Haystac-US Trademark	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00	1,389.00
16170 Software Licenses	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36	40,048.36
16179 Accum. Amortization - Software	-31,371.09	-32,038.56	-32,706.03	-33,373.50	-34,040.97	-34,708.44	-35,375.91	-36,043.38	-36,710.85	-37,378.32	-38,045.79	-38,713.26
Total 16000 Other Assets	$ 20,428.27	$ 19,760.80	$ 19,093.33	$ 18,425.86	$ 17,758.39	$ 17,090.92	$ 16,423.45	$ 15,755.98	$ 15,088.51	$ 14,421.04	$ 13,753.57	$ 13,086.10
16180 Artwork	81,998.58	81,998.58	81,998.58	81,998.58	85,998.58	85,998.58	85,998.58	85,998.58	85,998.58	85,998.58	85,998.58	85,998.58
Total Other Assets	$ 102,426.85	$ 101,759.38	$ 101,091.91	$ 100,424.44	$ 103,756.97	$ 103,089.50	$ 102,422.03	$ 101,754.56	$ 101,087.09	$ 100,419.62	$ 99,752.15	$ 99,084.68
TOTAL ASSETS	$ 267,245.42	$ 239,525.39	$ 240,610.27	$ 248,480.28	$ 236,572.88	$ 233,091.72	$ 135,420.97	$ 350,701.45	$ 136,591.13	$ 495,518.78	$ 538,648.39	$ 643,047.21
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
20000 Accounts Payable	45,207.27	50,559.78	52,579.78	53,209.36	49,224.97	51,730.61	53,730.61	43,528.84	151,681.52	109,748.03	83,409.11	231,966.15
Total Accounts Payable	$ 45,207.27	$ 50,559.78	$ 52,579.78	$ 53,209.36	$ 49,224.97	$ 51,730.61	$ 53,730.61	$ 43,528.84	$ 151,681.52	$ 109,748.03	$ 83,409.11	$ 231,966.15
Credit Cards												
22500 Credit Cards												
22519 Divvy	99,956.12	102,982.80	103,092.22	106,051.22	109,133.70	109,133.70	9,133.70	0.00	0.00	62,837.56	70,438.48	45,444.74
22520-4 Clearbanc Line of Credit			10,801.68	42,078.76	34,769.67	34,769.67	34,769.67	0.00	0.00	0.00	0.00	0.00
Total 22500 Credit Cards	$ 99,956.12	$ 102,982.80	$ 113,893.90	$ 148,129.98	$ 143,903.37	$ 143,903.37	$ 43,903.37	$ 0.00	$ 0.00	$ 62,837.56	$ 70,438.48	$ 45,444.74
Total Credit Cards	$ 99,956.12	$ 102,982.80	$ 113,893.90	$ 148,129.98	$ 143,903.37	$ 143,903.37	$ 43,903.37	$ 0.00	$ 0.00	$ 62,837.56	$ 70,438.48	$ 45,444.74
Other Current Liabilities												
23000 Payroll Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23005 Expensify Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23010 Accrued Expenses	0.00	5,303.17	18,703.17	32,103.17	45,503.17	58,903.17	72,303.17	0.00	0.00	0.00	0.00	13,400.00
23030 Accrued Payroll	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23070 Other Benefits Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23080 Payroll Liabilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,177.58
23080-1 FICA/MED	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,607.42	5,198.96	11,547.83	12,362.25
23080-2 FUTA	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23080-3 State Payroll Tax	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23080-4 State Unemployment Tax (SUTA)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 23080 Payroll Liabilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,607.42	$ 5,198.96	$ 11,547.83	$ 14,539.83
23250 Short Term Loan												
23250-1 OnDeck Capital	95,200.00	95,200.00	95,200.00	95,200.00	95,200.00	95,200.00	0.00	0.00	0.00	0.00	0.00	0.00
23250-2 Frederick Hutson	0.00	42,530.59	48,026.41	59,576.41	59,209.41	59,559.41	59,772.41	0.00	8,680.00	35,000.00	31,927.00	66,877.00

23250-3 Celtic Bank	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23250-4 Richmond Capital	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23250-5 Quincy Richardson	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23250-6 Global Merchant Cash	0.00	0.00	0.00	0.00	0.00	0.00	0.00	348,000.00	348,000.00	348,000.00	348,000.00	348,000.00
23250-7 Merchant Funding Services	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
23250-8 Financial Pacific	16,430.40	16,645.60	16,844.35	17,026.48	17,191.71	17,339.76	17,470.35	17,583.19	17,583.19	0.00	0.00	0.00
23250-9 Yes Capital			12,968.00	1,990.00	0.00	17,982.00	0.00	0.00	31,205.00	22,812.00	22,812.00	21,662.00
Total 23250 Short Term Loan	**$ 111,630.40**	**$ 154,376.19**	**$ 173,038.76**	**$ 173,792.89**	**$ 171,601.12**	**$ 190,081.17**	**$ 77,242.76**	**$ 365,583.19**	**$ 405,468.19**	**$ 405,812.00**	**$ 402,739.00**	**$ 436,539.00**
23500 Unearned Revenue	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Liabilities	**$ 111,630.40**	**$ 159,679.36**	**$ 191,741.93**	**$ 205,896.06**	**$ 217,104.29**	**$ 248,984.34**	**$ 149,545.93**	**$ 365,583.19**	**$ 408,075.61**	**$ 411,010.96**	**$ 414,286.83**	**$ 464,478.83**
Total Current Liabilities	**$ 256,793.79**	**$ 313,221.94**	**$ 358,215.61**	**$ 407,235.40**	**$ 410,232.63**	**$ 444,618.32**	**$ 247,179.91**	**$ 409,112.03**	**$ 559,757.13**	**$ 583,596.55**	**$ 568,134.42**	**$ 741,889.72**
Long-Term Liabilities												
25600 Notes Payable	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00	375,000.00
25700 SBA PPP Loan					219,920.00	219,920.00	219,920.00	219,920.00	219,920.00	219,920.00	219,920.00	219,920.00
25800 SBA Loan								1,261,071.00	1,261,071.00	1,994,014.73	2,144,014.73	2,144,014.73
27000 Convertible Promissory Notes												
27001 Note Holder 1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27002 Note Holder 2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27003 Note Holder 3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27004 Note Holder 4	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27005 Note Holder 5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27006 Note Holder 6	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27007 Note Holder 7	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27008 Note Holder 8	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27009 Note Holder 9	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27010 Note Holder 10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27011 Note Holder 11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27012 Note Holder 12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27013 Note Holder 13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27014 Note Holder 14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27015 Note Holder 15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27016 Note Holder 16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27017 Note Holder 17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27018 Note Holder 18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
27099 Legal Issuance and Debt Costs	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 27000 Convertible Promissory Notes	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
27600 Loan Payable - Officers	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
29100 Deferred Rent Liability	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Long-Term Liabilities	**$ 375,000.00**	**$ 375,000.00**	**$ 375,000.00**	**$ 375,000.00**	**$ 594,920.00**	**$ 594,920.00**	**$ 594,920.00**	**$ 1,855,991.00**	**$ 1,855,991.00**	**$ 2,588,934.73**	**$ 2,738,934.73**	**$ 2,738,934.73**
Total Liabilities	**$ 631,793.79**	**$ 688,221.94**	**$ 733,215.61**	**$ 782,235.40**	**$ 1,005,152.63**	**$ 1,039,538.32**	**$ 842,099.91**	**$ 2,265,103.03**	**$ 2,415,748.13**	**$ 3,172,531.28**	**$ 3,307,069.15**	**$ 3,480,824.45**
Equity												
27100 SAFE Notes - 2017	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00	804,573.00
27200 SAFE Notes - 2016	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00	2,485,000.00
27300 SAFE Notes - 2018	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00	172,647.00
27400 SAFE Notes - 2019	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00	1,455,000.00
30000 Capital Stock												
30200 Common Stock	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61	27,701.61
30200-4 Common Stock-Class B-Owner 3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30200-5 Common Stock-Class B-Owner 4	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

30200-6 Common Stock-Class B-Owner 5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30210-1 Common Stock-Class A-Owner 1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30220-1 Common Stock-Class B-Owner 1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30220-2 Common Stock-Class B-Owner 2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 30200 Common Stock	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61	$ 27,701.61
30300 Preferred Stock	48.93	48.93	48.93	48.93	48.93	48.93	48.93	48.93	48.93	48.93	48.93	48.93
30300-1 Preferred Stock Owner 1	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-2 Preferred Stock Owner 2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-3 Preferred Stock Owner 3	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-4 Preferred Stock Owner 4	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-5 Preferred Stock Owner 5	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-6 Preferred Stock Owner 6	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-7 Preferred Stock Owner 7	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-8 Preferred Stock Owner 8	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30300-9 Preferred Stock Owner 9	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-0 Preferred Stock Owner 10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-1 Preferred Stock Owner 11	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-2 Preferred Stock Owner 12	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-3 Preferred Stock Owner 13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-4 Preferred Stock Owner 14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-5 Preferred Stock Owner 15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-6 Preferred Stock Owner 16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-7 Preferred Stock Owner 17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-8 Preferred Stock Owner 18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30301-9 Preferred Stock Owner 19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30302-0 Preferred Stock Owner 20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30302-1 Preferred Stock Owner 21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30302-2 Preferred Stock Owner 22	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 30300 Preferred Stock	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93	$ 48.93
30500 Additional Paid-In-Capital	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19	3,504,910.19
30500-1 Preferred Stock Owner 1 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-2 Preferred Stock Owner 2 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-3 Preferred Stock Owner 3 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-4 Preferred Stock Owner 4 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-5 Preferred Stock Owner 5 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-6 Preferred Stock Owner 6 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-7 Preferred Stock Owner 7 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-8 Preferred Stock Owner 8 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30500-9 Preferred Stock Owner 9 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-0 Preferred Stock Owner 10 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-1 Preferred Stock Owner 11 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-2 Preferred Stock Owner 12 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-3 Preferred Stock Owner 13 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-4 Preferred Stock Owner 14 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-5 Preferred Stock Owner 15 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-6 Preferred Stock Owner 16 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-7 Preferred Stock Owner 17 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-8 Preferred Stock Owner 18 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30501-9 Preferred Stock Owner 19 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

30502-0 Preferred Stock Owner 20 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30502-1 Preferred Stock Owner 21 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30502-2 Preferred Stock Owner 22 APIC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 30500 Additional Paid-In-Capital	**$3,504,910.19**	**$3,504,910.19**	**$3,504,910.19**	**$3,504,910.19**	**$3,504,910.19**	**$3,504,910.19**	**$3,504,910.19**	**$ 3,504,910.19**	**$ 3,504,910.19**	**$ 3,504,910.19**	**$ 3,504,910.19**	**$ 3,504,910.19**
Total 30000 Capital Stock	**$3,532,660.73**	**$3,532,660.73**	**$3,532,660.73**	**$3,532,660.73**	**$3,532,660.73**	**$3,532,660.73**	**$3,532,660.73**	**$ 3,532,660.73**	**$ 3,532,660.73**	**$ 3,532,660.73**	**$ 3,532,660.73**	**$ 3,532,660.73**
30499 Legal Issuance Costs	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19	-245,047.19
30550-5 Common Stock Owner 4 (B Class)	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00	19,999.00
30550-6 Common Stock Owner 5 (B Class)	473.16	473.16	473.16	473.16	473.16	473.16	473.16	473.16	473.16	473.16	473.16	473.16
31000 Retained Earnings	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30	-8,355,715.30
Net Income	-234,138.77	-318,286.95	-362,195.74	-403,345.52	-638,170.15	-676,037.00	-671,469.34	-1,531,191.98	-1,895,947.40	-2,293,802.90	-2,585,211.16	-2,708,027.11
Total Equity	**-$ 364,548.37**	**-$ 448,696.55**	**-$ 492,605.34**	**-$ 533,755.12**	**-$ 768,579.75**	**-$ 806,446.60**	**-$ 801,878.94**	**-$ 1,661,601.58**	**-$ 2,026,357.00**	**-$ 2,424,212.50**	**-$ 2,715,620.76**	**-$ 2,838,436.71**
TOTAL LIABILITIES AND EQUITY	**$ 267,245.42**	**$ 239,525.39**	**$ 240,610.27**	**$ 248,480.28**	**$ 236,572.88**	**$ 233,091.72**	**$ 40,220.97**	**$ 603,501.45**	**$ 389,391.13**	**$ 748,318.78**	**$ 591,448.39**	**$ 642,387.74**